SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April 8, 2014
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

EXCERPT FROM THE MINUTES OF THE 786TH BOARD OF DIRECTORS’ MEETING

On March 27, 2014, at 9:00 a.m., the Chairman of the Board of Directors, Edson de Oliveira Giriboni, pursuant to the caput of Article 12 of the Company’s Bylaws called for an ordinary meeting, which was held in the conference room of the Company’s headquarters located at Rua Costa Carvalho nº 300, in the city of São Paulo, and was attended by the appointed and undersigned members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo - SABESP. Installing the meeting, Dr. Edson Giriboni greeted everyone and justified the absence of Board Member Alexander Bialer. (...) At the end of the meeting, Dr. Edson de Oliveira Giriboni also informed the attending Board members and executive officers of his decision to resign from his position in this Board, as of today, in accordance with the terms of the letter presented now, due to personal reasons, and thanked everyone for their support, attention and trust while he was in the exercise of his activities as Chairman of Sabesp’s Board of Directors. In view of this decision and in accordance with paragraph 3, of Article 12 of the Company’s Bylaws, he appointed Board member Alberto Goldman, to temporarily take over the position of Chairman of the Board of Directors, up to the Annual Shareholders’ Meeting scheduled for April 30, 2014, a proposal which was accepted by unanimous vote.

(...)

These minutes, after being approved, were signed by the attending members of the Board of Directors. Edson de Oliveira Giriboni, Alberto Goldman, Claudia Polto da Cunha, Dilma Seli Pena, Francisco Vidal Luna, Jerônimo Antunes, Reinaldo Guerreiro and Walter Tesch.

Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

This is a free English translation of the excerpt of the original Minutes drawn up in the Book of Minutes of the Board of Directors.

São Paulo, March 27, 2014.

Edson de Oliveira Giriboni	Sandra Maria Giannella
Chairman of the Board of Directors	Executive Secretary of the Board of Directors

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

EXCERPT FROM THE MINUTES OF THE 786TH BOARD OF DIRECTORS’ MEETING

On March 27, 2014, at 9:00 a.m., the Chairman of the Board of Directors, Edson de Oliveira Giriboni, pursuant to the caput of Article 12 of the Company’s Bylaws called for an ordinary meeting, which was held in the conference room of the Company’s headquarters located at Rua Costa Carvalho nº 300, in the city of São Paulo, and was attended by the appointed and undersigned members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo - SABESP. Installing the meeting, Dr. Edson Giriboni greeted everyone and justified the absence of Board Member Alexander Bialer. (...) Dilma Pena asked to take the floor to inform the Board that theyof thehad received letter OF.T-14/14 dated March 27, 2014, signed by Dr. João Paulo Tavares Papa, who communicated his resignation, due to personal reasons, from the position as Sabesp’s Chief Technology, Enterprises and Environment Officer as of April 02, 2014. She asked to be register her personal recognition of his loyalty and professionalism in the minutes and, on behalf of the other Board members, thanked Dr. Papa for the effort and complete availability during the entire period he served Sabesp in this position. Due to the vacant position, she proposed that the Chief Metropolitan Officer, Paulo Massato Yoshimoto, becomes cumulatively responsible for the Department until the election of a new officer for the position. The attending Board members acknowledged Dr. João Papa’s request and thanked him for his dedication and competence.

Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

(...)

These minutes, after being approved, were signed by the attending members of the Board of Directors. Edson de Oliveira Giriboni, Alberto Goldman, Claudia Polto da Cunha, Dilma Seli Pena, Francisco Vidal Luna, Jerônimo Antunes, Reinaldo Guerreiro and Walter Tesch.

This is a free English translation of the excerpt of the original Minutes drawn up in the Book of Minutes of the Board of Directors.

São Paulo, March 27, 2014.

Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

Edson de Oliveira Giriboni	Sandra Maria Giannella
Chairman of the Board of Directors	Executive Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 8, 2014

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.